EXHIBIT 99.1

❖	Cambrian	P.O.Box 272 Midland, Texas 79702 Ofc: 432-620-9181 Fax: 432-570-0102
M A N A G E M E N T, L T D.

March 19, 2014

Mr. Kenny Hill
Chief Executive Officer
Aurora Energy Partners
3355 Bee Caves Road, Suite 608
Austin, Texas 78746

Dear Mr. Hill:

Per your request an oil and gas reserve and economic appraisal has been performed for the properties owned by Aurora Energy Partners (Aurora) and listed on Exhibit A. The objective of this study is to estimate reserves and value for these properties as of January 1, 2014. The methodology, assumptions and results of the study are discussed below.

With the assumptions discussed below the reserves and value for the Aurora properties are estimated as:

SEC Case, As of 1/1/2014

Total Proved Reserves
Oil, MBO	49.0
Gas, MMCF	723.2

Total Proved Value
PW@ 0%, $	$4,230,770
PW@ 10%, $	$2,422,100

This report is intended to serve as the Aurora Energy Partners report for the United States Securities and Exchange Commission (SEC) to cover the year of 2013.

Property Overview

The properties consist of 24 wells in seven Texas and New Mexico counties, all in the Permian Basin of West Texas and Southeastern New Mexico.

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Nine wells are in Crockett County, Texas and are operated for Aurora by Cambrian Management. These gas wells are completed in the Canyon sand formation. Due to the high interest owned by Aurora these wells are a major asset for the Partnership.

•	Eleven wells are “Wolfberry” completions located in Howard, Glasscock, and Martin Counties.
o
The Hamlin 24 and Hamlin 26 wells were drilled in 2011 by Clear Water Inc. The Hamlin 24#1 was drilled by OGX Resources in 2007 and acquired by Clear Water in December 2009. Aurora has a 1.5% working interest in these wells and the accompanying acreage.

o	The Hamlin 26P wells were drilled by Element Petro Operating and are offsets to the Clear Water Hamlin wells. Aurora’s over-riding royalty interest (ORRI) is due to a land deal with Element.
o	The Cotter and McCauley wells are in Glasscock County. Three wells were drilled in 2013. A fourth well, the Cotter 6#2 is a proved undeveloped location currently being drilled.
o	The Morgan lease is located in Martin County, Texas. One Wolfberry test was drilled in 2013 by V–F Petroleum.
•	As a result of the land deal with Element Aurora owns an ORRI in the SFH Unit 23 1H, a horizontal Wolfcamp well.
•	Three wells are located in Pecos County and operated by V-F Petroleum.
o	The University 6#1 was completed in July 2011. This was followed in July 2012 with the completion of the University 6#2. Both wells are Ellenburger completions at a depth of 6855 ft.
o	The University 7#1 was completed in April of 2013. It tested the Ellenburger and then was completed in the Connell.
o	Current geological interpretation indicates a third well can be drilled in the existing University 6 fault block. This well is included in this report as a 2014 PUD well.
•	Two wells are located in Lea County, New Mexico.
o	The Uno Mas #1 is a re-entry of the Manzano Apple #1, which was a 1993 completion in the Mississippian zone at around a depth of 13,022 ft. The zone was brought back on production in December 2011.
o	The Kemnitz 17 State #1 was drilled and completed in July and August of 2012. The well is currently shut-in.

It is estimated that the monthly net cashflow for January 2014 was $62,710. Net production for the month is estimated as 20.0 BOPD and 151 MCFD.

Data

Data furnished or available for this analysis included well drilling reports, logs, test data, operating costs, and revenue statements. Production data was obtained from the Texas Railroad Commission records and was supplemented as needed by data from the Operators. Monthly prices received for the gas and oil produced were obtained from check summaries and from the State of Texas tax records as reported by DrillingInfo.com, a commercial oil and gas information service.

The properties evaluated are listed on the attached Exhibit A. No attempt was made as part of this evaluation to verify ownership of the interests through detailed title work. The interests are accepted as presented by Aurora. Aurora has confirmed they expect to receive revenue and pay costs based on the interests provided and shown on Exhibit A.

Assumptions and Methodology

All estimated reserves contained in this report are expressed as gross and net reserves on all properties. Net reserves represent those reserves attributable to the appraised interest. Values for reserves are expressed in terms of future net revenue and present worth of future net revenue. Future net revenue is defined as revenue accruing to the appraised interests from production and sale of the estimated net reserves after deducting production taxes and operating expenses. Present worth (PW) is defined as the future net revenue discounted at a set discount rate compounded daily. All values are calculated as of January 1, 2014.

No plugging costs or salvage values were considered in this evaluation, nor was any consideration given to Federal income tax.

The properties evaluated for this analysis have proved developed reserves (PDP) and proved undeveloped reserves (PUD) as defined by the Society of Petroleum Engineers. The reserve guidelines as published by the SPE in March 1997 (attached) are being used for this analysis.

Production forecasts were made using methods appropriate for the individual property.

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For the Adams wells in Crockett County the future production rates were estimated using decline curve analysis in conjunction with a review of offset production. All of the Adams wells had established, well behaved decline trends.

•
The University 6-#1 & 6#2 are believed to have a water drive. The Operator has restricted the production to avoid excess water production. For this analysis the reserves were estimated using volumetric analysis. A forecast was then constructed honoring the Operator’s production rate and recovering the estimated reserves in a reasonable time period. The estimate for the University 6#3 undeveloped well was set equal to the two producing wells.

•	The Uno Mas well forecast was estimated using decline curve analysis of the existing production.
•
Forecast for all Wolfberry wells were based on the “curve shape” established on other well behaved Wolfberry wells in the Permian Region. This curve shape was used with the reported production for each well to forecast the future production. Two of the wells had very limited production. Three of the wells had sufficient production but did not have well established decline trends. Reserves for these five wells could vary from that forecast.

o	Reserves for the Cotter #2 PUD well were based on the reserves estimated for the other Cotter and McCauley wells.

The resulting forecasts are shown on the attached production plots.

Cash flow for the individual well cases were calculated until the monthly cash flow becomes negative; i.e., costs exceed revenue and the well is not economic. The individual cases were summed to produce the total value.

Using SEC guidelines in place for 2013, the gas and oil prices for this analysis were set at the average price received on the “first-day-of-the-month” for 2013, adjusted for appropriate differentials. The “benchmark” prices are $96.78 per barrel and $3.67 per MMBTU, as estimated by Ryder Scott. For each well, or case, the actual monthly prices received during 2013 were compared to the prices used in the calculation of the benchmark. For each well differentials to the benchmark were estimated. These differentials were applied to the 2013 benchmark price and the resulting value was used for the future cashflow estimates. The resulting pricing is shown on Exhibit B. All prices were held constant per SEC guidelines.

Actual 2013 lease operating costs (LOE) for the properties were furnished for this review. The monthly costs were averaged for each well to determine a $/month/well operating cost. Non-reoccurring costs were omitted. Per SEC guidelines the operating costs are held constant for the life of the wells. Values used are shown on Exhibit B.

Drill and complete costs for the two PUD wells were based on estimates (AFE’s) provided by the operators for the McCauley 6#3 and the University 6#2.

Results

The total proven value and reserves for the twenty-one PDP working interest wells and the three ORRI wells are summarized above. Expanding on the summary, the estimated value and reserves over the life of the wells are shown on Table 1 below.

Detailed cashflow sheets are attached, including summary analysis of the total reserves and individual well analysis. A listing of the reserves, costs, and value for each well, a one-liner, is also attached.

Table 1

	PDP	PUD	Total

Net Oil, MBO	32.4	16.6	49.0
Net Gas, MMCF	702.2	21.0	723.2
Net Revenue, $	$6,531,870	$1,642,240	$8,174,110
Expenses, $	$2,375,740	$325,070	$2,700,820
Net Investment, $		$555,650	$555,650
Taxes, $	$567,460	$119,420	$686,880
Net Income, $	$3,588,670	$642,100	$4,230,770

Present Worth Profile
Disc 10%, $	$2,177,590	$244,510	$2,422,100
Disc 12%, $	$2,027,650	$194,930	$2,222,570
Disc 15%, $	$1,840,950	$131,520	$1,972,470

Qualifications

The value estimated in this report is based on the assumption that the properties are not adversely affected by the existence of any hazardous substances or detrimental environmental conditions. No field inspection was made of the properties as part of this review.

This study was performed using industry-accepted principles of engineering and evaluation that are predicated on established scientific concepts. However, the application of such principles involves extensive judgment and assumptions and is subject to changes in performance data, technical knowledge, economic conditions and statutory provisions. Consequently, reserve estimates and future value are furnished with the understanding that actual performance of the wells could vary from that predicted.

Sincerely,
❖Cambrian MANAGEMENT, LTD.

James. A. Nicholson, PE
Senior Reservoir Engineer
P.E. # 81351

Cambrian Management, LTD
F-5345

Attachments

1. Exhibit A, Lease Ownership

2. Exhibit B, Pricing and Operating Costs

3. SPE Definitions

3. Summary Economics

•	Discounted Cashflow, Total Proved
•	Discounted Cashflow, Total Proved Producing
•	Discounted Cashflow, Total Proved Undeveloped
•	Detailed One-liner

4. Individual Well Economics

5. Individual Well Production Forecasts

SPE Definitions

Summary Economics

Individual Well Economics

Individual Well Production Forecasts